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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

STANDARD MANAGEMENT CORPORATION

(Name of Issuer)

Common Stock

(Title of Class of Securities)

853612109

(CUSIP Number)

July 21, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☑ Rule 13d-1 (c)

        ☐ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

13G
CUSIP No. 853612109

1.	Name of Reporting Person: John Tac Hung Tran		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 50,000

		6.	Shared Voting Power: 512,957

		7.	Sole Dispositive Power: 50,000

		8.	Shared Dispositive Power: 512,957

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 562,957

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 6.4%

12.	Type of Reporting Person: IN

13G
CUSIP No. 853612109

1.	Name of Reporting Person: Cynthia J. Wareing-Tran		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0

		6.	Shared Voting Power: 512,957

		7.	Sole Dispositive Power: 0

		8.	Shared Dispositive Power: 512,957

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 512,957

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 5.9%

12.	Type of Reporting Person: IN

Item 1.

	(a)	Name of Issuer STANDARD MANAGEMENT CORPORATION

	(b)	Address of Issuer’s Principal Executive Offices 10689 N Pennsylvania St, Indianapolis, IN 46280-1087

Item 2.

	(a)	Name of Person Filing 1. John Tac Hung Tran 2. Cynthia J. Wareing-Tran

	(b)	Address of Principal Business Office or, if none, Residence 1. and 2. 10689 N Pennsylvania St, Indianapolis, IN 46280-1087

	(c)	Citizenship 1. United States 2. United States

	(d)	Title of Class of Securities Common Stock

	(e)	CUSIP Number 853612109

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

	(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

	(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

	(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

	(g)	[ ]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

	(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

	(a)	Amount beneficially owned: 562,957 (See Notes 1 and 2)

	(b)	Percent of class: 6.4%

	(c)	Number of shares as to which the person has:

		(i)	Sole power to vote or to direct the vote: 50,000 (See Note 1)

		(ii)	Shared power to vote or to direct the vote: 512,957 (See Note 2)

		(iii)	Sole power to dispose or to direct the disposition of: 50,000 (See Note 1)

(iv) Shared power to dispose or to direct the disposition of: 512,957 (See Note 2)

Note 1: Includes 50,000 shares subject to an option held by Mr. Tran. Ms. Wareing-Tran disclaims beneficial ownership with respect to the shares subject to the option.

Note 2: Includes 512,957 shares owned jointly by Mr. Tran and Ms. Wareing-Tran.

Item 5.	Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [  ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person. N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person. N/A

Item 8.	Identification and Classification of Members of the Group N/A

Item 9.	Notice of Dissolution of Group N/A

Item 10.	Certification
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 1, 2005

Date

/s/ John Tac Hung Tran

Signature

/s/ Cynthia J. Wareing-Tran

Signature